FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities
Exchange Act of 1934

For the period ending June 30, 2012

Commission File Number: 0-28542

ICTS International N.V.

(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC Amstelveen, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No    __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share and per share data)
(Unaudited)

	June 30,	December 31,
	2012	2011
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,160	$4,147
Restricted cash	3,774	3,774
Accounts receivable, net	11,538	11,616
Deferred tax assets, net	66	133
Prepaid expenses and other current assets	1,637	994
Total current assets	$19,175	$20,664

Property and equipment, net	1,610	1,723
Deferred financing costs	287	448
Goodwill	314	314
Other assets	422	733
Total assets	$21,808	$23,882

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable - bank	$8,141	$8,086
Accounts payable	4,365	3,700
Accrued expenses and other current liabilities	13,235	14,437
Income taxes payable	1,583	1,568
Current liabilities from discontinued operations	1,889	1,858
Total current liabilities	29,213	$29,649

Convertible notes payable to related party, including accrued interest	23,440	20,846
Liability to United States Department of Labor	867	851
Other liabilities	113	150
Total liabilities	$53,633	$51,496

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value; 17,000,000 shares authorized;
8,036,698 shares issued and outstanding as of June 30, 2012 and
December 31, 2011	4,492	4,492
Additional paid-in capital	20,828	20,828
Accumulated deficit	(50,446)	(46,176)
Accumulated other comprehensive loss	(6,699)	(6,758)
Total shareholders' deficit	(31,825)	(27,614)
Total liabilities and shareholders' deficit	$21,808	$23,882

ICTS INTERNATIONAL N.V AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	30 June 2012	30 June 2011

Revenue	$51,149	$51,734
Cost of revenue	45,796	45,902
GROSS PROFIT	5,353	5,832
Operating expenses:
Research and development	752	1,189
Selling, general and administrative	8,015	8,676
Total operating expenses	8,767	9,865
OPERATING LOSS	(3,414)	(4,033)
Other expenses, net	(744)	(1,720)
LOSS BEFORE INCOME TAX EXPENSE	(4,158)	(5,753)
Income tax expense	(81)	(112)
LOSS FROM CONTINUING OPERATIONS	(4,239)	(5,865)
Loss from discontinued operations	(31)	-
NET LOSS	$(4,270)	$(5,865)

LOSS PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.53)	$(0.73)
Discontinued operations	$0.00	$0.00
Net loss	$(0.53)	$(0.73)

Weighted average number of shares outstanding	8,036,698	8,009,185

COMPREHENSIVE LOSS
Net loss	$(4,270)	$(5,865)
Translation adjustment	59	(19)
Comprehensive loss	$(4,211)	$(5,884)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (U.S. dollars in Thousands)

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC.

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2012 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America or US GAAP for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2012 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company for the year ended December 31, 2011 which are included in the Company’s Form 20-F filed with the Securities and Exchange Commission. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2012.

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in the United States of America and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities.

Overview

Revenue - Revenue for the period ended June 30, 2012 was $51.1 million compared to $51.7 million in the first six months of 2011. There was a decrease in revenues from the American operations of $0.3 million and decrease of $0.3 million from the European Aviation activities compared to the 2011 comparable period results. European results were affected by the translation of the Euro to the Dollars, as this year, the average exchange rate for the period decreased by 7.6% decreasing revenues translated to Dollars by approximately $2.0 million. There was no material change in revenues from the Technology segment.

Cost of revenue - Cost of revenue for the period ended June 30, 2012 was $45.8 million (89.5% as percentage of revenue) compared to $45.9 million (88.7% as percentage of revenue) for the first six months of 2011. Cost of revenue as percentage of revenue increased this period mainly because of increase of labor costs in the European operations.

Research and Development (“R&D”) - R&D expenses for the period ended June 30, 2012 were $0.8 million (1.5% as percentage of revenue) compared to $1.2 million (2.3% as percentage of revenue) for the first six months of 2011. Decrease of R&D relates mainly to decrease of employees and labor costs as part of restructure in the Technology segment.

Selling, general and administrative expenses (“SG&A”) - SG&A expenses were $8.0 million for the period ended June 30, 2012 (15.7% as percentage of revenue) compared to $8.7 million (16.8% as percentage of revenue) for the first six months of 2011. Decrease of SG&A relates mostly to decrease of costs at the Corporate segment as reduce of legal and consultancy costs.

Other expenses, net - Other expenses, net include interest to banks and related party regarding the Company’s loans, exchange rate expenses and bank charges. Other expenses, net, were $0.7 million for the first six months of 2012 compared to $1.7 million for the comparable period ending June 30, 2011.

Interest expenses to related party totaled $0.7 million in the first six months of 2012 compared to $0.6 million in the comparable period of 2011. Increase in interest expenses to related party reflects the increase in the Company’s debt to the related party from $20.8 million as of December 31, 2011 to $23.4 million as of June 30, 2012. As substantial loans were taken in Euro, the loan balance and the interest expense are being affected by exchange rates between U.S Dollar and Euro.

Exchange rate income during the first six months of 2012 totaled $0.4 million compared to exchange rate expenses of $0.7 million at the 2011 comparable period. The main currency which is being revaluated in the Company is the Euro. The average exchange rate between U.S Dollar and Euro decreased by 7.6% in 2012, compared to the first six months of 2011.

Other interest expenses and bank charges totaled $0.6 million in the first six months of 2012 compared to $0.4 million in the comparable period of 2011. Interest expenses and bank charges increased due to increase in use of current line of credit. In May 2011, the Company replaced its line of credit with Bank of America to its current line of credit, on which it pays higher fees.

Income tax expense - Income tax expenses were $0.1 million for the periods ended June 30, 2012 and June 30, 2011. The expenses relate to income tax payable in different locations in Europe and the Far East and are being calculated based on the local tax requirements in the different countries.

Loss from continuing operations - As a result of the above, ICTS' loss from continued operations amounted $4.2 million for the first six months of 2012, compared to $5.9 million loss for the first six months of 2011.

Loss from discontinued operations – Loss from discontinued operations in the period ended June 30, 2012 represent interest for assessment in the United States of America by the IRS regarding operations that were discontinued in the past.

Net Loss - As result of the above, ICTS' loss amounted $4.3 million for the first six months of 2012, compared to net loss of $5.9 million for the comparable period of 2011.

Segment and Geographical Information:

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The Corporate segment does not generate revenue and contains primarily non operational expenses. The Airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly the United States of America and Europe. The Technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel. All inter – segment transactions are eliminated in consolidation.

		Airport Security
		and Other Aviation
	Corporate	Services	Technology	Total
Six months ended June 30, 2012:
Revenue	$ -	$ 50,873	$ 276	$ 51,149
Depreciation and amortization	1	296	27	324
Loss from continuing operations	838	1,773	1,628	4,239
Total assets	427	20,995	386	21,808
Six months ended June 30, 2011:
Revenue	$ -	$ 51,451	$ 283	$ 51,734
Depreciation and amortization	5	262	17	284
Loss from continuing operations	2,204	1,380	2,281	5,865
Total assets	533	25,066	619	26,218

Revenue by country is summarized as follows:

	Six months ended June 30,
	2012	2011
Netherlands	$ 23,485	$ 23,133
United States of America	17,313	17,598
Other	10,351	11,003
Total	$ 51,149	$ 51,734

signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Ranaan Nir

      Ranaan Nir, Managing Director

Dated: 11 December, 2012